Prenetics’ IM8 Names Brian J. Rosin as Successor Chief Financial Officer
- Completes planned leadership transition as Prenetics revenue is almost entirely IM8
- Prenetics’ finance leadership function now based in the United States
- The Company will report third quarter 2026 results on November 18, 2026, and host a live-streamed earnings event on Stocktwits the same day at 8:30 a.m. Eastern Time, during which management will discuss the results and hold a Q&A session.
- The live-stream will be accessible at https://stocktwits.com/symbol/PRE. Investors who wish to submit questions may do so by emailing investors@prenetics.com.
NEW YORK, N.Y. – November 3, 2026 (GLOBE NEWSWIRE) – Prenetics Global Limited (NASDAQ: PRE) (“Prenetics” or the “Company”), the parent company of IM8, the premium health and longevity brand co-founded with David Beckham, today announced that Brian J. Rosin will succeed Stephen Lo as Chief Financial Officer of Prenetics, effective December 31, 2026. The Company’s Board of Directors is expected to formalize the appointment at its meeting on November 12, 2026. Mr. Rosin, who joined as Chief Financial Officer of IM8 in May 2026, will serve as Chief Financial Officer-designate of Prenetics through year-end, continuing as Chief Financial Officer of IM8 and working alongside Mr. Lo, and will then lead the Company’s global finance organization and continue to report to Chief Executive Officer Danny Yeung.
The appointment will complete a transition the Company planned when Mr. Rosin joined: that he would first build a deep understanding of the business before assuming the group CFO role. With IM8 now representing substantially all of Prenetics’ revenue, the Company will operate with a single Chief Financial Officer, and no separate IM8 CFO role will be filled.
Since joining, Mr. Rosin has co-led the Company’s quarterly earnings presentations, helped secure the $1 billion growth commitment financing from General Catalyst’s Customer Value Fund, and played a central role in broadening the Company’s engagement with U.S. investors and sell-side research analysts. Based in the United States, he will strengthen the Company’s presence in its largest market and its primary capital market.
Mr. Rosin’s appointment caps a deliberate build-out of the Company’s finance leadership in the United States. As part of that build-out, Cindy Tat joined the Company in August, 2026 as Vice President, Financial Controller. Ms. Tat, a U.S.-based certified public accountant, brings more than 16 years of SEC reporting and SOX compliance experience, having previously served as Vice President, Controller of Nasdaq-listed WM Technology and of Iteris. With its finance leadership function now based in the United States, the Company is aligning its finance and reporting infrastructure with its U.S. operations.
As previously announced, Stephen Lo will continue to serve as Chief Financial Officer through December 30, 2026, working closely with Mr. Rosin to ensure an orderly transition. Following the transition, Mr. Lo will remain with the Company as a Senior Advisor.
Danny Yeung, Co-Founder and Chief Executive Officer of Prenetics, commented: “When Brian joined us in May, the plan was for him to learn IM8 from the inside and then lead finance for the whole company. He has done exactly that. Prenetics today is IM8, and one CFO with Brian’s background in high-growth consumer health is the right structure for where we are going. The United States is IM8’s largest market and our primary capital market, so that is where our finance leadership needs to sit: close to our customers, our investors and the analysts who cover us. With Brian and Cindy leading a U.S.-based finance team, we are building the reporting and controls infrastructure to match the scale we are growing into. I also want to thank Stephen for eight years of dedication and for his partnership through our transformation.”
Stephen Lo, Chief Financial Officer of Prenetics, commented: “Being part of Prenetics’ journey over the past eight years, from our early days to the transformation into IM8, has been a privilege. I’m leaving at a time when the business has never had more momentum, and I’m certain that under Danny’s leadership IM8 will keep reaching new heights and bringing new innovations to customers around the world. I’ve worked closely with Brian since he joined, and I have full confidence in him to lead finance for the Company. I look forward to supporting a seamless transition through year-end, and to continuing to support the team as a Senior Advisor.”
Brian J. Rosin, Chief Financial Officer-designate of Prenetics, commented: “Over the past six months I’ve had the chance to work inside IM8 every day, from our customer economics to the financing that funds our growth — and what we’re building is rare: a global brand compounding at this pace, this early in its life. Prenetics today is IM8. With Cindy and our finance leadership team now based in the United States, our largest market, my focus as CFO will be simple: disciplined capital allocation, a clear path to sustained profitability, and consistent, transparent communication with our shareholders. I’m grateful to Danny and the Board for their confidence, and to Stephen for his partnership through this transition.”
Mr. Rosin brings nearly two decades of finance leadership in premium consumer health and e-Commerce. He previously served as Chief Financial Officer and Senior Vice President, e-Commerce Operations, of Wellbeam Consumer Health, and earlier held CFO roles at TruSkin, NATURELO Premium Supplements and Rant, Inc.
Third Quarter 2026 Results and Live-Stream Event
Prenetics will report its third quarter 2026 financial results on Wednesday, November 18, 2026, and will host a live-stream earnings event on Stocktwits at 8:30 a.m. Eastern Time, in the same format as its second quarter event. Mr. Yeung and Mr. Rosin, will review the results and take questions. The live-stream will be accessible at https://stocktwits.com/symbol/PRE. Investors who wish to submit questions may do so by emailing investors@prenetics.com.
About Prenetics
Prenetics Global Limited (Nasdaq: PRE) is a leading consumer health company on a mission to advance human health and longevity. Its flagship brand, IM8, co-founded with David Beckham, is redefining premium daily nutrition through science-backed formulations — anchored by Daily Ultimate Essentials, a 90-ingredient daily nutrition system that is NSF Certified for Sport and clinically studied. IM8 is the fastest-growing premium supplement brand ever recorded, reaching approximately $251 million in annualized run-rate revenue within 20 months of launch, shipping to 46 countries, and delivering well over 200,000 servings daily. IM8’s ambassador and equity-partner roster includes David Beckham, Giannis Antetokounmpo, Aryna Sabalenka, Ollie Bearman, Jay Shetty, Inter Miami CF and the NBA. Learn more at prenetics.com and im8health.com.

About IM8
IM8 is a premium health and longevity brand co-founded by David Beckham and built with an elite team of scientists spanning medicine, academia and space science. Its flagship product, Daily Ultimate Essentials, delivers 90 ingredients in a single daily sachet – engineered to replace 16 different supplements in one drink – and is NSF Certified for Sport, non-GMO, vegan, free from common allergens and contains no artificial flavors, colors or sweeteners. Launched in December 2024, IM8 ships to 46 countries and has delivered more than 70 million servings. The brand is backed by a roster of global partners and ambassadors including Giannis Antetokounmpo, Aryna Sabalenka, Lily Collins, Jay Shetty, Ollie Bearman, Inter Miami CF and the NBA. IM8 is a wholly owned subsidiary of Prenetics Global Limited (Nasdaq: PRE), a leading global health sciences company dedicated to advancing consumer health. To learn more, visit www.IM8health.com.

Investor Relations Contact
investors@prenetics.com
PRE@mzgroup.us

Angela Cheung
Investor Relations / Corporate Finance
angela.hm.cheung@prenetics.com

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Prenetics Global Limited’s (the “Company”) goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of the Company, and growth opportunities are forward-looking statements. Our guidance reflects management’s current estimates and assumptions as of the date of this press release, is subject to significant risks and uncertainties, and is not a guarantee of future performance. Actual results may differ materially. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” “guidance,” “outlook,” “forecast,” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which involve inherent risks and uncertainties, and therefore they should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: the Company may not be able to maintain and enhance its IM8 business and brand if it suffers negative publicity or fails to maintain a strong base of engaged customers and content creators, or otherwise fails to meet customers’ expectations; the Company’s ability to further develop and grow its business, including new products and services; and the Company’s ability to efficiently and effectively deploy financial and management resources towards maintaining and growing the business. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of the Company’s most recent registration statement and the prospectus therein, and the other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law. Nothing in this press release constitutes an offer to sell, or the solicitation of an offer to buy, any securities of the Company.